SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      ------------------------------------


                                   FORM 8-A/A
                                (Amendment No. 2)


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         FLOWSERVE CORPORATION (formerly
                       known as The Duriron Company, Inc.
                       and then Durco International Inc.)
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             (Exact name of registrant as specified in its charter)

                  New York                               31-0267900
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)

     222 W. Las Colinas Blvd., Suite 1500
     Irving, Texas                                          75039
     ----------------------------------------             ----------
     (Address of principal executive offices)             (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:


         Title of each class                  Name of each exchange on which
         to be so registered                  each class is to be registered
         -------------------                  ------------------------------
   Series A Junior Participating                  New York Stock Exchange
   Preferred Stock Purchase Rights

         If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

         If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of class)

Exhibit Index on Page 8

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                                        2

Item 1.           Description of Registrants Securities to Be Registered.

                  On August 1, 1986, the Board of Directors of Flowserve Corporation (formerly known as The Duriron Company, Inc. and then Durco International Inc.) (the "Company") declared a dividend distribution of one Preferred Stock Purchase Right for each outstanding share of Common Stock of $1.25 par value ("Common Stock") of the Company. Each Right entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of Series A Junior Participating Preferred Stock, $1.00 par value, of the Company ("Series A Preferred Stock"), at a price of $90.00 per one-hundredth (1/100) of a share ("Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement dated August 1, 1986 between the Company and Bank One, Dayton, N.A., as amended by the Amendment to the Rights Agreement dated August 1, 1996 and further amended by the Second Amendment to the Rights Agreement dated June 1, 1998 (together with such amendments, the "Rights Agreement") between the Company and National City Bank, as successor rights agent (the "Rights Agent") to Keybank National Association which succeeded Bank One, Dayton, N.A. in such capacity.

                  Until the close of business on the earlier of (i) the tenth day after a public announcement that a person or group of affiliated or associated persons ("Acquiring Person"), other than the Company, any subsidiary of the Company or any employee benefit plan, employee stock plan or dividend reinvestment plan of the Company or of any subsidiary of the Company ("Exempt Person"), has acquired, or obtained the right to acquire, beneficial ownership of securities of the Company representing 20% or more of the outstanding Common Stock of the Company (the "Stock Acquisition Date") or (ii) the tenth day after the commencement of, or public announcement of an intention to make, a tender or exchange offer (other than a tender or exchange offer by an Exempt Person) the consummation of which would result in the ownership of 30% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of August 13, 1986, by such Common Stock certificate with a copy of the Summary of Rights attached thereto. The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be represented by and transferred with, and only with, the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new certificates issued for Common Stock (including, without limitation, certificates issued upon transfer or exchange of Common Stock) after August 13, 1986 will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock certificates with or without the aforesaid legend or a copy of the Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date.

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                                        3

                  The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on August 13, 2006, unless earlier redeemed by the Company as described below.

                  The Series A Preferred Stock will be nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, subordinate to any other series of the Company's preferred stock. Series A Preferred Stock may not be issued except upon exercise of Rights. Each share of Series A Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to the greater of $14.00 per share or 100 times the cash dividends declared on the Company's Common Stock. In addition, the Series A Preferred Stock is entitled to 100 times any non-cash dividends (other than dividends payable in equity securities) declared on the Common Stock, in like kind. In the event of liquidation, the holders of the Series A Preferred Stock will be entitled to receive a liquidation payment in an amount equal to the greater of $3,000 per share or 100 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which common shares are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The rights of the Series A Preferred Stock as to dividends, liquidation and voting are protected by antidilution provisions. Whenever there are arrearages in dividend payments on the Series A Preferred Stock, or any shares of stock ranking on a parity with the Series A Preferred Stock, the Company shall not purchase any shares of Series A Preferred Stock, except in accordance with a purchase offer made in writing or by publication to all holders of such shares as the Board of Directors shall determine will result in fair treatment among the respective series or classes.

                  The number of shares of Series A Preferred Stock issuable upon exercise of the Rights and the Purchase Price are subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock. The Purchase Price is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock. The number of shares of Series A Preferred Stock issuable upon exercise of the Rights and the Purchase Price are also subject to adjustment from time to time in the event of a combination, consolidation or reclassification of the Series A Preferred Stock.

                  Unless the Rights are earlier redeemed, in the event that, after the Rights have become exercisable, the Company were to be acquired in a merger or other business combination (in which any shares of the Company's Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right will from and after such date have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Purchase Price.

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                                        4

                  In the event any Person becomes an Acquiring Person or any Acquiring Person, directly or indirectly, (1) merges into the Company or otherwise combines with the Company in a transaction in which the Company is the continuing or surviving corporation of such merger or combination and the Common Stock of the Company remains outstanding and no shares thereof shall be changed into or exchangeable for Stock or other securities of any other person or of the Company or cash or any other property, (2) transfers, in one or more transactions, any assets to the Company in exchange for capital stock of the Company or for securities exercisable for or convertible into capital stock of the Company or otherwise obtains from the Company with or without consideration, any capital stock of the Company or securities exercisable for or convertible into capital stock of the Company (other than as part of a pro rata offer or distribution to all holders of such stock), (3) sells, purchases, leases, exchanges, mortgages, pledges, transfers or otherwise disposes (in one or more transactions) to , from or with the Company or any of its subsidiaries, as the case may be, assets on terms and conditions less favorable to the Company or such subsidiaries than the Company or such subsidiaries would be able to obtain in arm's length negotiation with an unaffiliated third party, (4) receives any compensation from the Company or any of the Company's subsidiaries for services other than compensation for employment as a regular or part-time employee or fees for serving as a director at rates in accordance with the Company's (or its subsidiaries') past practice, or (5) receives the benefit (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial assistance on terms and conditions less favorable to the Company or such subsidiaries than the Company or such subsidiaries would be able to obtain in arm's length negotiation with an unaffiliated third party, then, and in each such case, proper provision shall be made so that each holder of record of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon payment of the Purchase Price, that number of shares of the Company's Series A Preferred Stock having a market value at the time of the transaction equal to two times the Purchase Price. This same right shall be available to each holder of record of a Right, other than the Acquiring Person, if, while there is an Acquiring Person, there shall occur any reclassification of securities (including any reverse stock split), recapitalization of the Company, or any merger or consolidation of the Company with any of its subsidiaries or any other transaction or transactions involving the Company or any of its subsidiaries (whether or not involving the Acquiring Person) which have the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries which is directly or indirectly owned or controlled by the Acquiring Person. The holder of any Rights that are or were at any time beneficially owned by an Acquiring Person on or after the earlier of the Stock Acquisition Date or the Distribution Date, which is or was involved in or which caused or facilitated, directly or indirectly, the event or transaction or transactions described in this paragraph shall not be entitled to the benefit of the adjustment described in this paragraph.

                  Fractions of shares of Series A Preferred Stock (other than fractions which are integral multiples of one one-hundredth of a share) may, at the election of the Company, be evidenced by depositary receipts. The Company may also issue cash in lieu of fractional shares which are not integral multiples of one one-hundredth of a share.


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                                        5

                  At any time until the tenth day following the Stock Acquisition Date (subject to extension by the Board of Directors), the Company may redeem the Rights in whole, but not in part, at a price of $0.05 per Right. Immediately upon the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price without any interest thereon.

                  Until a Right is exercised, the holder, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

                  The issuance of the Rights is not taxable to the Company or to shareholders under presently existing federal income tax law, and will not change the way in which shareholders can presently trade the Company's shares of Common Stock. If the Rights should become exercisable, shareholders, depending on the then existing circumstances, may recognize taxable income.

                  Subsequent to the issuance of any shares of Series A Preferred Stock, the provisions of the Certificate of Amendment to the Certificate of Incorporation of the Company shall not be amended in any manner which would materially affect the rights, privileges or powers of the Series A Preferred Stock without, in addition to any other vote of shareholders required by law, the affirmative vote of the holders of 80% or more of the outstanding shares of Series A Preferred Stock, voting together as a single class.

                  The Board of Directors, at its option, may exchange each Right for (1) one share of Common Stock or (2) such number of Units of Preferred Stock as will equal (x) the difference between the aggregate market price of the number of Units of Preferred Stock to be received upon the occurrence of a transaction or event described in Section 11(a)(ii) of the Rights Agreement and the Purchase Price divided by (y) the market price per Unit of Preferred Stock upon the occurrence of a transaction or event described in Section 11(a)(ii) of the Rights Agreement. Notwithstanding the foregoing, the Company may not effect such exchange at any time after any Person (other than an Exempt Person), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 80% or more of the shares of Company Common Stock then outstanding.

                  The Rights may have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company's Board of Directors. Because the Rights may be redeemed by the Company at $0.05 per Right at any time on or prior to the tenth day following the Stock Acquisition Date (subject to extension by the Board of Directors), the Rights are not likely to interfere with any merger or other business combination approved by the Board prior to such time.



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                                        6

                  The form of the Rights Agreement between the Company and Bank One, Dayton, N.A. specifying the terms of the Rights, which includes as Exhibit A the form of Certificate of Amendment specifying the terms of the Series A Preferred Stock, as Exhibit B the form of Right Certificate, and as Exhibit C the form of Summary of Rights to Purchase Series A Junior Participating Preferred Stock, and the Amendment to the Rights Agreement between the Company and Keybank National Association have been previously filed and are incorporated herein by reference. The Second Amendment to the Rights Agreement between the Company and National City Bank is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such documents.

Item 2.        Exhibits.

               10.1 Form of the Rights Agreement dated as of August 1, 1986 as filed as an Exhibit to Form 8-A filed by the Registrant on August 13, 1986 is incorporated herein by reference.

               10.2 Amendment to the Rights Agreement dated August 1, 1996 as filed as an Exhibit to Form 8-A/A filed by the Registrant on July 18, 1997 is incorporated herein by reference.

               10.3     Second Amendment to the Rights Agreement dated June 1,
                        1998.

                                    SIGNATURE


                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                    FLOWSERVE CORPORATION



                                    By    /s/ Ronald F. Shuff
                                       -----------------------------------------
                                    Name: Ronald F. Shuff
                                    Title: Vice President, Secretary and General
                                             Counsel

Date: June 11, 1998

                                  EXHIBIT INDEX


Exhibit                                                                    Page
  No.                Description                                           No.
-------              -----------                                           ---

 10.3                Second Amendment to the Rights Agreement dated
                     June 1, 1998